UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	Annual Report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2011

OR

☐	Transition Report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from             to

Commission File Number 001-35006

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Spectrum Pharmaceuticals, Inc. 401(k) Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Spectrum Pharmaceuticals, Inc.

11500 South Eastern Avenue, Suite 240

Henderson, Nevada 89052

Spectrum Pharmaceuticals, Inc. 401(k) Plan

Report of Independent Registered Public Accounting Firm

To the Administrative Committee of

The Spectrum Pharmaceuticals, Inc. 401(k) Plan:

We have audited the accompanying statements of net assets available for benefits of the Spectrum Pharmaceutical, Inc. 401(k) Plan (the “Plan”) as of December 31, 2011 and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of the Plan as of December 31, 2010 were audited by other auditors. Their report, dated June 28, 2011, expressed an unqualified opinion on such financial statements.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2011, and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets (held at end of year) and delinquent participant contributions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Raimondo Pettit Group

Torrance, California

June 19, 2012

Report of Independent Registered Public Accounting Firm

To the Administrative Committee of

The Spectrum Pharmaceuticals, Inc. 401(k) Plan:

We have audited the accompanying statements of net assets available for benefits of The Spectrum Pharmaceuticals, Inc. 401(k) Plan (the “Plan”) as of December 31, 2010 and 2009, and the related statement of changes in net assets available for benefits for the year ended December 31, 2010. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of The Spectrum Pharmaceuticals, Inc. 401(k) Plan as of December 31, 2010 and 2009, and the changes in net assets available for benefits for the year ended December 31, 2010 in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of delinquent participant contributions for the year ended December 31, 2010 and assets (held at year-end) as of December 31, 2010, are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Windes & McClaughry Accountancy Corporation

Irvine, California

June 28, 2011

Spectrum Pharmaceuticals, Inc. 401(k) Plan

Statements of Net Assets Available for Benefits

	December 31,
	2011	2010
ASSETS
Investments, at fair value
Registered investment companies	$3,280,097	$3,001,835
Common/collective trust	949,684	775,958
Spectrum Pharmaceuticals, Inc. common stock fund	3,214,911	1,892,537

	7,444,692	5,670,330

Receivables:
Employer contributions	49,392	35,501
Participant contributions	33,702	666
Notes receivable from participants	69,604	96,433

	152,698	132,600

NET ASSETS REFLECTING INVESTMENTS AT FAIR VALUE	7,597,390	5,802,930

Adjustment from fair value to contract value for fully benefit-responsive investment contract	(24,133)	(16,752)

NET ASSETS AVAILABLE FOR BENEFITS	$7,573,257	$5,786,178

The accompanying notes are an integral part of these financial statements.

Spectrum Pharmaceuticals, Inc. 401(k) Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2011
ADDITIONS TO NET ASSETS ATTRIBUTED TO:
Contributions:
Participant	$1,079,189
Participant rollover contributions	13,566
Employer contributions	592,368

1,685,123

Investment income (loss):
Interest and dividends	104,268
Net appreciation in fair value of investments	1,296,858

1,401,126

Interest income from notes receivable from participants	5,588
Other income	83

Total additions	3,091,920

DEDUCTIONS TO NET ASSETS ATTRIBUTED TO:
Distributions to participants	1,303,746
Administrative expenses	1,095

Total deductions from net assets	1,304,841

NET INCREASE IN NET ASSETS	1,787,079

NET ASSETS AVAILABLE FOR BENEFITS, AT BEGINNING OF YEAR	5,786,178

NET ASSETS AVAILABLE FOR BENEFITS, AT END OF YEAR	$7,573,257

The accompanying notes are an integral part of these financial statements.

Spectrum Pharmaceuticals, Inc. 401(k) Plan

Notes to Financial Statements

December 31, 2011

1. Description of the Plan

The following description of the Spectrum Pharmaceuticals, Inc. 401(k) Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution pension plan covering eligible employees of Spectrum Pharmaceuticals, Inc. (the “Company” or “Spectrum”) as defined in the Plan Document. The Plan was adopted January 1, 1990 and established for the purpose of providing retirement benefits for eligible employees of the Company. The Plan is subject to regulation under the Employee Retirement Income Security Act of 1974 (“ERISA”) and the qualification provisions of the Internal Revenue Code (the “Code”).

Effective as of January 1, 2007, the Plan was amended to allow hardship distributions for expenses of beneficiaries.

Effective as of January 1, 2008, the Plan was amended to permit non-spouse beneficiaries to rollover their portion of a death benefit to which they are entitled to an individual retirement account described in Section 408(a) or (b) of the Code.

Effective as of January 1, 2009, the Plan permits Qualified Reservist Distributions. A Qualified Reservist Distribution is any distribution to an individual who is ordered or called to active duty after September 11, 2001.

Effective as of January 1, 2010, the Plan was amended to comply with the additional guidance provided in Internal Revenue Service (“IRS”) Notice 2010-15 regarding the Heroes Earnings Assistance and Relief Tax Act of 2008 (HEART Act) and the Worker, Retiree and Employer Recovery Act of 2008 (WRERA).

Administration

The Plan has designated Rajesh C. Shrotriya, MD, President and Chief Executive Officer, and Shyam K. Kumaria, Senior Vice President of Finance, as Trustees of the Plan. MG Trust Company, LLC, (“MG Trust”) serves as the account custodian for the Plan. Digital Retirement Solutions, Inc. (“DRS”) performs administrative and recordkeeping services for the Plan.

Eligibility

All employees of the Company may become eligible to participate in the Plan, provided the employee has completed three months of employment, and is not covered by a collective bargaining agreement as to which retirement benefits were the subject of good faith bargaining. An eligible employee may enter the Plan on the first day of the month following his or her satisfaction of the eligibility requirements.

The Plan gives employees of newly acquired entities credit for years of service earned prior to the Company’s ownership. If this credit for prior service allows the acquisition employee to meet Plan eligibility requirements, they are granted the option of entering the Plan on the first day of the month following their date of hire.

Contributions

Each year, participants may elect to make pre-tax contributions up to 75% of their eligible compensation, as defined in the Plan. In addition, participants may elect to make after-tax (Roth) contributions up to 75% of their eligible compensation. Compensation deferrals cannot exceed the maximum deferral, as determined by the IRS each year. Such deferral limitation was $16,500 in 2011 and 2010. Employees who attained the age of 50 before the end of the plan year, were eligible to make catch-up contributions of up to $5,500 during those respective Plan years. Participants may also rollover to the Plan amounts representing distributions from other qualified plans.

The Company provides matching contributions, under a Safe Harbor arrangement, equal to 100 percent of the first 3 percent of compensation deferred by a participant and 50 percent of the next 2 percent of compensation deferred by a participant. The Company’s matching contribution made on behalf of any participant for any Plan year shall not exceed 4 percent of compensation. The Company has the right under the Plan to discontinue or modify its matching contributions at any time. The Company’s aggregate matching contribution under the Plan was $592,368 for the year ended December 31, 2011. Additional amounts may be contributed at the option of the Company’s board of directors.

Spectrum Pharmaceuticals, Inc. 401(k) Plan

Notes to Financial Statements (Continued)

1. Description of the Plan (Continued)

Participant Accounts

MG Trust maintains an account in the name of each participant. Each eligible participant’s account is credited with (a) the participant’s contributions, (b) the Company’s Safe Harbor matching contributions, and (c) an allocation of interest, dividends and any change in the market value of the various investment funds. Each eligible participant’s account is charged with any withdrawals or distributions requested by the participant and an allocation of administrative expenses, if applicable. Allocations are based on the ratio that each participant’s account balance in the fund bears to the total account balances of all participants in the respective fund. All amounts in participant accounts are participant directed.

Investment Options

Participants direct the investment of their contributions and the Company’s matching contributions into various investment options offered by the Plan. These options include numerous registered investment companies, a common/collective trust and Spectrum’s common stock. Participants may change their investment elections daily for both existing account balances and future contributions.

Vesting

Participant contributions are fully vested when made. Company Safe Harbor matching contributions are fully vested when made. Participants in the Plan receive vesting credit for Company discretionary matching contributions, if any, based upon years of service, beginning with the date of employment with the Company or one of its subsidiaries, as follows:

Years of Service (whole years)	Vesting
Less than 2	0%
2	20%
3	40%
4	60%
5	80%
6 or more	100%

Distributions and Payments of Benefits

On termination of service due to death, disability, retirement, or other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution. The Plan also permits in-service withdrawals for participants attaining certain age requirements and distributions for hardships, as defined in the Plan document. Withdrawals by participants from their accounts are permitted in accordance with the Plan’s provisions.

Forfeitures

Forfeitures of terminated participants’ non-vested account balances may be used to pay administrative expenses or reduce any Company contributions. Forfeitures totaled $10,913 at December 31, 2011 due to excess match refunded and will be used to pay plan expenses. There were no forfeitures during the year ended December 31, 2010.

Investment Management Fees and Operating Expenses

Investment management fees and operating expenses charged to the Plan for investments in the various funds are deducted from the income earned on a daily basis and are reflected as a component of net appreciation in the fair value of investments.

Administrative Expenses

The compensation or fees of accountants, counsel and other specialists and any other costs of administering the Plan or the trust are generally paid by the Company (see Note 5). Administrative expenses that are not paid by the Company are paid by the Plan. Administrative expenses for the year ended December 31, 2011 paid by the Plan were $1,095, and are in included in administrative expenses.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA. In the event of Plan termination, participants will become fully vested in their accounts.

Spectrum Pharmaceuticals, Inc. 401(k) Plan

Notes to Financial Statements (Continued)

Notes Receivable From Participants

Loans to participants are secured by the participant’s account balance and may not exceed the lesser of 50% of the participant’s account balance or $50,000 in the aggregate for any individual participant. Loans bear interest at fixed annual rates, as determined by the Plan trustees, that are computed as the prime interest rate plus 2 percent on the date the loan is processed. At December 31, 2011 and 2010, the annual interest rate of all loans outstanding was between 5.25% and 10.25%. Principal and interest are paid ratably through payroll deductions over a term not to exceed 5 years. A participant applying for a loan through the Plan will be charged a $100 loan application fee. The loan application fee is nonrefundable and will be used to offset the administrative expenses associated with the loan.

2. Summary of Significant Accounting Policies

Basis of Accounting

The Plan’s financial statements are prepared on the accrual basis, in conformity with generally accepted accounting principles in the United States of America (U.S. GAAP).

The Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic No. 962 Plan Accounting Defined Contribution Pension Plans, requires investment contracts held by a defined-contribution plan to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. As required by the ASC Topic No. 962, the Statement of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities at the date of the financial statements. Significant estimates are made in determining fair value of investments. Actual results could differ from those estimates. The current economic environment has increased the level of uncertainty inherent in these estimates and assumptions.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value with the exception of the Wells Fargo Stable Return Fund (a common/collective trust fund) which is stated at its contract value . See Note 3 for discussion of fair value measures.

Purchases and sales of securities are recorded on a trade date basis. The Plan presents in the Statement of Changes in Net Assets Available for Benefits the net appreciation in the fair value of its investments which consists of the related gains or losses and the unrealized appreciation or depreciation on these investments. Dividends are recorded on the record date. Interest income is recorded on the accrual basis.

Fully Benefit-Responsive Benefit Contracts

One of the investment options offered by the Plan, the Wells Fargo Stable Return Fund N (the “Stable Return Fund”), is a common collective trust that is fully invested in Wells Fargo Stable Return Fund G, which is fully invested in contracts deemed to be fully benefit-responsive. The Plan reports its investment in the Stable Return Fund at the fair value of the collective trust’s underlying investments based on information reported by the investment advisor using audited financial statements of the Stable Return Fund at year end. However, contract value is the relevant measure to the Plan because it is the amount that is available for Plan benefits. Accordingly, in the Statement of Net Assets Available for Benefits, the Stable Return Fund, along with the Plan’s other investments, is stated at fair value with a corresponding adjustment to reflect the investment in the Stable Return Fund at contract value.

There are no reserves against contract value for credit risk of a contract issuer or otherwise. Contract value at December 31, 2011 and 2010 as reported by Wells Fargo was $925,551 and $759,206, respectively. The crediting interest rate is based on a formula agreed upon with the issuer but it may not be less than zero percent. Such interest rates are reviewed on a periodic basis for resetting. At December 31, 2011 and 2010 the average crediting interest rate was 2.33% and 2.9%, respectively, and the average yields were approximately 1.56% and 2.38%, respectively.

Certain events limit the ability of the Plan to transact at contract value with the issuer. Such events include the following: (1) any substantive modification to the Plan or administration of the Plan that is not consented to by the contract issuer (including complete or partial plan termination or merger with another plan), (2) establishment of a defined contribution plan that competes with the Plan for employee contributions, (3) plan sponsor events, such as divestitures, spin-offs or early retirement programs that cause a significant withdrawal from the Plan, (4) transfer of assets from the fund directly to a competing fund option, (5) the failure of the Plan to qualify under Section 401(a) or Section 401(k) of the Internal Revenue Code. The Plan administrator does not believe that the occurrence of any of these events, which would limit the Plan’s ability to transact at contract value with participants are probable of occurring.

Spectrum Pharmaceuticals, Inc. 401(k) Plan

Notes to Financial Statements (Continued)

Notes Receivable From Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are reclassified as distributions based upon the terms of the Plan document.

Risks and Uncertainties

The Plan assets consist of various investments which are exposed to a number of risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets available for Benefits and the Statement of Changes in Net Assets Available for Benefits.

Payment of Benefits

Benefit payments to participants are recorded when paid.

Contributions

Contributions made by participants and the Company are recorded on an accrual basis. Contributions are recognized during the period in which the related compensation was paid.

Operating Expenses

Except for certain administrative and loan expenses covered by forfeitures or loan fees, all expenses of maintaining the Plan are paid by the Company.

New Accounting Pronouncements

In May 2011, authoritative guidance was issued (ASU 2011-04) to amend ASC Topic 820. Fair Value Measurements, to provide a consistent definition of fair value and ensure that the fair value measurement and disclosure requirements are similar between U.S GAAP and International Financial Reporting Standards. The guidance changes certain fair value measurement principles and enhances the disclosure requirements particularly for level 3 fair value measurements, as defined in Note 3 below. The guidance is effective for the Plan prospectively for the year ending December 31, 2012. The Plan is currently evaluating the impact of the pending adoption of the guidance on its financial statements.

3. Fair Value Measurements

ASC Topic 820, Fair Value Measurements and Disclosures, provides the framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under ASC Topic 820 are described as follows:

•	Level 1—Quoted prices in active markets for identical assets or liabilities.

•

Level 2—Inputs other than Level 1 that are observable, either directly or indirectly; such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active; or other inputs that can be corroborated by observable market data for substantially the full term of the assets or liabilities.

•	Level 3—Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

The Plan uses appropriate valuation techniques based on the available inputs to measure the fair value of their investments. When available, the Plan measures fair value using Level 1 inputs because they generally provide the most reliable evidence of fair value. Level 3 inputs are only used when Level 1 or Level 2 inputs are not available.

The registered investment companies are valued at the net asset value (“NAV”) of shares held by the Plan at year-end, based upon quoted market prices. The common/collective trust is valued at the net unit value (“NUV”) of units held by the Plan at year-end. The NUV is determined by the total value of fund assets divided by the total number of units of the fund owned. Spectrum common stock is valued at the NAV at year-end, based upon the quoted market price of the Company common stock held at year-end.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, the Plan believes the valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Spectrum Pharmaceuticals, Inc. 401(k) Plan

Notes to Financial Statements (Continued)

The following tables represent the Plan’s fair value hierarchy for its investments as of December 31, 2011 and 2010:

	Fair Value Measurements as of December 31, 2011
Investment Category	Level 1	Level 2	Level 3	Total
Registered Investment Companies:
Large Growth Funds	$1,208,865	$—	$—	$1,208,865
Small/Mid Growth Funds	576,999	—	—	576,999
Balanced Funds	874,096	—	—	874,096
Value Funds	270,967	—	—	270,967
Fixed Income Funds	261,743	—	—	261,743
Commodities	16,019	—	—	16,019
Bonds	71,408	—	—	71,408

Total Registered Investment Companies	3,280,097	—	—	3,280,097

Common Stocks:
Spectrum Pharmaceuticals Common Stock Fund	3,214,911	—	—	3,214,911

Total Common Stocks	3,214,911	—	—	3,214,911

Common/Collective Trust*	—	949,684	—	949,684

Total Assets at Fair Value	$6,495,008	$949,684	$—	$7,444,692

	Fair Value Measurements as of December 31, 2010
Investment Category	Level 1	Level 2	Level 3	Total
Registered Investment Companies:
Large Growth Funds	$1,298,432	$—	$—	$1,298,432
Small/Mid Growth Funds	523,336	—	—	523,336
Balanced Funds	762,085	—	—	762,085
Value Funds	211,180	—	—	211,180
Fixed Income Funds	206,802	—	—	206,802

Total Registered Investment Companies	3,001,835	—	—	3,001,835

Common Stocks:
Spectrum Pharmaceuticals Common Stock Fund	1,892,537	—	—	1,892,537

Total Common Stocks	1,892,537	—	—	1,892,537

Common/Collective Trust*	—	775,958	—	775,958

Total Assets at Fair Value	$4,894,372	$775,958	$—	$5,670,330

*	As stated in Note 2 above, the Stable Return Fund, which is deemed to be fully benefit-responsive, is stated at fair value on the Statements of Net Assets Available for Benefits, with a corresponding adjustment to reflect contract value. The fair value of this fund as of December 31, 2011 and 2010 was $949,684 and $775,958, respectively. The contract value of the fund as of December 31, 2011 and 2010, which is a component of net assets available for benefits, totaled $925,551and $759,206, respectively.

Spectrum Pharmaceuticals, Inc. 401(k) Plan

Notes to Financial Statements (Continued)

4. Investments

The following presents the Plan’s individual investments, at fair value, that represent 5% or more of the Plan’s net assets available for benefits at December 31, 2011 and 2010:

	As of December 31,
Investment	2011	2010
Spectrum Pharmaceuticals Common Stock Fund	$3,214,911	$1,892,537
Wells Fargo Stable Return	949,684	775,958
Oppenheimer Developing Markets	**	414,862
DWS Gold & Precious Metals Fund	**	404,264

**	Not applicable as amount represents less than 5% of the Plan’s net assets available for benefits as of the applicable year end.

During the year ended December 31, 2011, the Plan’s investments, including gains and losses on investments sold during the year, changed in value as follows:

Year Ended December 31,
Description	2011
Registered Investment Companies	$(442,153)
Common/Collective Trust	3,494
Spectrum Common Stock	1,735,517

Net increase in fair value of investments	$1,296,858

5. Related Party Transactions

The Plan allows for transactions with certain parties who may perform services or have fiduciary responsibilities to the Plan. Certain Plan investments are shares of mutual funds managed by the custodian or are shares of Spectrum’s common stock. The Plan issues loans to participants, which are secured by the vested balances in the participant’s account. The Company may also pay certain administrative expenses of the Plan, which totaled approximately $18,000 during the year ended December 31, 2011. Such transactions all qualify as exempt party-in-interest transactions under the provisions of ERISA.

6. Concentration, Market and Credit Risk

The Plan provides for various investment options including the Company’s common stock. Investments are exposed to various risks, such as interest rate, market and credit risk. Due to the level of risk associated with certain investment securities, it is possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amount reported in the Statements of Net Assets Available for Benefits. As of December 31, 2011 and 2010, approximately 43% and 33% respectively, of the investments of the Plan consisted of securities of its sponsor, Spectrum Pharmaceuticals, Inc. As of December 31, 2011 and 2010, Spectrum’s stock price closed at $14.63 and $6.87, respectively.

7. Tax Status of the Plan

The IRS has determined and informed the Company by a letter dated March 31, 2008, that the Plan and related trust are designed in accordance with applicable sections of the IRC. Although the Plan has been amended since receiving the opinion letter, the Plan administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC and therefore believe that the Plan is qualified and the related trust is tax-exempt.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the organization has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2010 there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for year priors to 2007.

8. Subsequent Events

The Company evaluated all events and transactions that occurred from the balance sheet date of December 31, 2011 through June 19, 2012, the date the financial statements were available to be issued. During this period, there were no events or transactions occurring which require recognition or disclosure in the financial statements.

Spectrum Pharmaceuticals, Inc. 401(k) Plan

EIN: 93-0979187, PN: 001

Supplementary Information

Schedule of Assets (Held at Year End)

As of December 31, 2011

	Identity of Issue	Description of Investment	Type of Investment		Current Value
	AllianceBernstein L.P.	AllianceBernstein Small/Mid Cap Value	RIC		$129,821
	Capital Research and Management Co.	American Funds American Balanced R3	RIC		342,474
	Capital Research and Management Co.	American Funds Bond Fund America R3	RIC		217,225
	Capital Research and Management Co.	American Funds Capital World Bond R3	RIC		44,518
	Capital Research and Management Co.	American Funds Capital World Growth & Income R3	RIC		135,905
	Capital Research and Management Co.	American Funds EuroPacific R3	RIC		269,332
	Capital Research and Management Co.	American Funds Growth Fund R3	RIC		326,132
	Capital Research and Management Co.	American Funds Small Cap World R3	RIC		94,866
	BlackRock Funds	BlackRock Energy & Resources	RIC		208,350
	Columbia Management	Columbia Technology	RIC		195,442
	DWS Mutual Funds, Inc.	DWS Gold & Precious Metals Fund	RIC		319,703
	Federated Government Obligations	Federated Government Obligations IC	RIC		29,755
	Janus Investment Funds	Janus Enterprise Fund	RIC		94,970
	Lord, Abbett & Co.	Lord Abbett Small Cap Blend	RIC		101,739
	Munder Capital Management	Munder Micro Cap Equity	RIC		69,398
	Oppenheimer Funds	Oppenheimer Developing Markets	RIC		337,833
	Selected Funds	Selected American Shares	RIC		159,425
*	Spectrum Pharmaceuticals, Inc.	Spectrum Pharmaceuticals Common Stock Fund	SPCS		3,214,911
	Victory Capital Management	Victory Special Value	RIC		77,072
	Wells Fargo Bank, NA	Wells Fargo Stable Return	CCT	*	949,684
	State Street Global Advisors	SPDR S&P 500	RIC		33,467
	State Street Global Advisors	SPDR Dow Jones Industrial Average	RIC		5,241
	State Street Global Advisors	SPDR Gold Shares	RIC		16,019
	TCW Investment Management, Co	TCW Total Return Bond	RIC		3,211
	T. Rowe Price Associates, Inc.	T. Rowe Price Emerging Markets Bond	RIC		3,007
	Vanguard Group, Inc.	Vanguard Long Term Investment Grade	RIC		65,190

		Total Investments			$7,444,692

*	Notes Receivable from Participants	Notes Receivable from Participant (maturing 2013 to 2021) at interest rates of 5.25% to 10.25%.			$69,604

*	Indicates a party-in-interest to the Plan.
RIC	- Registered Investment Company
CCT	- Common Collective Trust
SPCS	- Spectrum Pharmaceutical Common Stock

Spectrum Pharmaceuticals, Inc. 401(k) Plan

EIN: 93-0979187, PN: 001

Supplementary Information

Schedule H, Party IV, Item 4a

Schedule of Delinquent Participant Contributions

As of December 31, 2011

During the year ended December 31, 2010, contributions consisting of employee deferrals for one payroll period were not remitted timely to the Plan, thus constituting nonexempt transactions between the Plan and the Company. Lost earnings have been calculated and were remitted during the 2011 plan year.

	Total that Constitute Nonexempt Prohibited Transactions
Participant Contributions Transferred Late to Plan	Contributions Not Corrected	Contributions Corrected Outside VFCP	Contributions Pending Correction in VFCP	Total Fully Corrected Under VFCP and PTE 2002-51
Check here if Late Participant Loan Repayments are included: ☑	0	$54,363	0	0

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan administrator of the Spectrum Pharmaceuticals, Inc. 401(k) Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

SPECTRUM PHARMACEUTICALS, INC. 401(k) PLAN

Date: June 19, 2012	By:	/s/ Shyam Kumaria
Shyam Kumaria
Senior Vice President, Finance of Spectrum Pharmaceuticals, Inc., and Plan Trustee of Spectrum Pharmaceuticals, Inc. 401(k) Plan

EXHIBIT INDEX

Exhibit Number	Exhibit Title
23.1	Consent of Independent Registered Public Accounting Firm, Windes & McClaughry Accountancy Corporation

23.2	Consent of Independent Registered Public Accounting Firm, Raimondo Pettit Group